# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MakeMyTrip Limited, CIK 0001495153
CUSIP: V5633W109
Title of class of securities: Ordinary Shares, par value US$0.0005 per share
Address of issuer's principal executive offices: 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India (K7), 122002
Date of event which requires filing of this statement: 06/16/2025
Filed by CIK 0001269238
Persons authorized to receive notices and communications: Cindy Xiaofan Wang, 30 Raffles Place, #29-01, Singapore, Singapore (U0), 048622, 65 3138-9736

## Reporting persons
- Trip.com Group Limited (CIK 0001269238): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: subject company funds (SC); sole voting power 19,743,700; shared voting power 0; sole dispositive power 19,743,700; shared dispositive power 0; aggregate amount beneficially owned 19,743,700 (19.99% of the class)
  Comment: Note to Rows (7), (9) and (11): Includes 10,773,694 Ordinary Shares (as defined below) and 8,970,006 Class B Shares (as defined below) of the Issuer. The number of Class B Shares presented here is the result of (i) the Class B Shares beneficially owned by the Reporting Person as of June 16, 2025, minus (ii) the expected repurchase by the Issuer from the Reporting Person pursuant to the Share Repurchase Agreement (as defined below) of a certain number of Class B Shares as determined in accordance with the provisions therein (assuming the option to purchase additional Ordinary Shares in the Issuer's Primary Share Offering (as defined below) and the option to purchase additional convertible senior notes in the Issuer's Convertible Senior Notes Offering (as defined below) are both fully exercised).
  
  Note to Row (13): The percentage presented here is calculated based on 71,397,878 Ordinary Shares issued and outstanding and 39,667,911 Ordinary Shares issuable upon conversion of the Class B Shares issued and outstanding, each as of June 16, 2025, and by taking into account (i) the expected issuance of 18,400,000 Ordinary Shares through the Primary Share Offering (assuming the option to purchase additional Ordinary Shares is fully exercised), and (ii) the expected repurchase by the Issuer from the Reporting Person pursuant to the Share Repurchase Agreement of a certain number of Class B Shares as determined in accordance with the provisions therein (assuming the option to purchase additional Ordinary Shares in the Issuer's Primary Share Offering and the option to purchase additional convertible senior notes in the Issuer's Convertible Senior Notes Offering are both fully exercised).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.0005 per share
Name of issuer: MakeMyTrip Limited
Address of issuer's principal executive offices: 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India (K7), 122002
Comment: This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends and supplements the statement on Schedule 13D that was initially filed by Trip.com Group Limited (the "Reporting Person") with the Securities and Exchange Commission (the "Commission") on January 25, 2016, then amended and supplemented by Amendment No. 1 on October 26, 2016, Amendment No. 2 on May 10, 2017, Amendment No. 3 on April 30, 2019 and Amendment No. 4 on September 3, 2019 (as amended and supplemented, the "Schedule 13D"), relating to the ordinary shares, par value US$0.0005 per share (the "Ordinary Shares"), of MakeMyTrip Limited (the "Issuer"). Except as expressly set forth herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the Schedule 13D filing is expressely incorporated herein by reference. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Trip.com Group Limited
Residence or business address:
The second and third paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows:

The principal business and office address of the Reporting Person is 30 Raffles Place, #29-01, Singapore 048622.

Trip.com Group Limited is a leading global one-stop travel service provider, integrating a comprehensive suite of travel products and services and differentiated travel content.

Schedule A to the Schedule 13D is hereby replaced in its entirety by the Schedule A attached hereto, which is hereby incorporated by reference.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Cayman Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Person and the Issuer entered into a Share Repurchase Agreement dated June 16, 2025 (the "Share Repurchase Agreement"), attached hereto as Exhibit 1, pursuant to which the Reporting Person agreed to sell, and the Issuer agreed to purchase, a portion of the Class B Shares beneficially owned by the Reporting Person.

To fund the Repurchase, the Issuer has launched an offering of convertible senior notes (the "Convertible Senior Notes Offering") and an underwritten public offering of Ordinary Shares (the "Primary Share Offering"), and may also utilize up to $200,000,000 of cash if the net proceeds from the Convertible Senior Notes Offering and the Primary Share Offering are insufficient to reduce the Reporting Person's total voting power to 19.99%. The repurchase price for each Class B Share is equal to the offering price per Ordinary Share in the Primary Share Offering (US$90.00) minus underwriting discounts and commissions per Ordinary Share in the Primary Share Offering. The closing of the Repurchase is contingent upon the closing of the Convertible Senior Notes Offering and the Primary Share Offering, among other conditions.

The foregoing description of the Share Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Repurchase Agreement (including the exhibits), which is filed as Exhibit 1 hereto and hereby incorporated by reference.

Subject to mutual agreement between the Issuer and the Reporting Person, if the underwriters of the Primary Share Offering exercise their option in full or in part to purchase additional ordinary shares and/or the initial purchasers in the Convertible Senior Notes Offering exercise their option in full or in part to purchase additional convertible bonds, following such exercise by the underwriters and/or the initial purchasers, the Reporting Person's beneficial ownership in the Issuer may further change as the reference to the Reporting Person's total voting power of "19.99%" in the Share Repurchase Agreement may be changed to "between 16.90% to 19.99%".

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D and the information set forth in or incorporated by reference in Item 4 of this Amendment No. 5 are incorporated by reference in their entirety into this Item 4 and are hereby amended and supplemented by adding the following information:

The Reporting Person entered into the Share Repurchase Agreement as a part of its efforts to optimize investment portfolio and enhance shareholder returns. Following completion of the Repurchase, the Reporting Person will remain the largest minority shareholder of the Issuer and continue to support the growth of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The second sentence of the first paragraph of Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

The calculation of percentage of beneficial ownership of outstanding Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D is based on 71,397,878 Ordinary Shares issued and outstanding and 39,667,911 Ordinary Shares issuable upon conversion of the Class B Shares issued and outstanding, each as of June 16, 2025, and by taking into account (i) the expected issuance of 18,400,000 Ordinary Shares through the Primary Share Offering (assuming the option to purchase additional Ordinary Shares is fully exercised), and (ii) the expected repurchase by the Issuer from the Reporting Person pursuant to the Share Repurchase Agreement of a certain number of Class B Shares as determined in accordance with the provisions therein (assuming the option to purchase additional Ordinary Shares in the Primary Share Offering and the option to purchase additional convertible senior notes in the Convertible Senior Notes Offering are both fully exercised).
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Share Repurchase Agreement dated June 16, 2025 between MakeMyTrip Limited and Trip.com Group Limited

## Signatures
- Trip.com Group Limited: /s/ Cindy Xiaofan Wang, Cindy Xiaofan Wang/Chief Financial Officer (06/18/2025)